SECURITIES AND EXCHANGE COMMISSION

Washington, D.C 20549

Schedule 13G

Under the Securities Exchange Act of 1934

(Amendment No. __)

ECHO AUTOMOTIVE, INC.

 (Name of Issuer)

COMMON STOCK

(Title of Class of Securities)

278750104

(CUSIP Number)

October 7, 2014

 (Date of Event which Requires Filing This Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed.

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13G

CUSIP No. 278750104

1. NAME OF REPORTING PERSON

Gunter Schaldach

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

U.S.A.

NUMBER OF	5.	SOLE VOTING POWER:	43,410,000
SHARES
BENEFICIALLY	6.	SHARED VOTING POWER:	43,410,000
OWNED BY
EACH REPORTING	7.	SOLE DISPOSITIVE POWER:	43,410,000
PERSON WITH
	8.	SHARED DISPOSITIVE POWER:	43,410,000

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

43,410,000 shares

10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES __

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

13.7%

12.	TYPE OF REPORTING PERSON

IN

Item 1(a)		Name of Issuer: Echo Automotive, Inc.

Item 1(b)		Address of Issuer's Principal Executive Offices:
16000 N. 80th Street, Suite E
Scottsdale, AZ 85260

Item 2(a)		Name of Person Filing: Gunter Schladach

Item 2(b)		Address: 785 Ute Ct., Aspen, CO 81611

Item 2(c)	Citizenship:	U.S.A.

Item 2(d)		Title of Class of Securities: Common Stock

Item 2(e)		CUSIP Number: 278750104

Item 3		Statement filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c): Not applicable.

Item 4		Ownership:

The reporting person beneficially owns 43,410,000 shares of the Issuer’s Common Stock, representing 13.7% of the outstanding shares of Common Stock, based on 276,702,377 shares outstanding as of August 14, 2014 as reported in a Schedule 13G/A filed by Vista Capital Investments, LLC with the Securities and Exchange Commission on August 27, 2014, plus 40,000,000 shares to be issued by the Issuer to the reporting person pursuant to an Order Approving the Fairness of Proposed Securities Transaction Within the Parties’ Settlement Agreement, Pursuant to Section 3(a)(10) of the Securities Act, filed in the U. S. Federal District Court, Clark County, Nevada, on October 2, 2014 and a Notice of Entry of Order filed in such Court on October 7, 2014. The reporting person has the sole power to vote and to dispose of all of such shares.

Item 5		Ownership of Five Percent or Less of a Class: Not applicable

Item 6		Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7		Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable

Item 8		Identification and Classification of Members of the Group: Not Applicable

Item 9		Notice of Dissolution of Group: Not Applicable

Item 10		Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 8, 2014

/s/ Gunter Schaldach
Gunter Schaldach